TRANSGLOBE ENERGY CORPORATION FILES
YEAR-END 2008 DISCLOSURE DOCUMENTS

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, March 13, 2009 - TransGlobe Energy Corporation (“TransGlobe”) today filed its Annual Information Form (the “AIF”), audited consolidated financial statements and related management’s discussion and analysis for the year ended December 31, 2008 with Canadian securities regulatory authorities and its Annual Report for the year ended December 31, 2008 on Form 40-F with the United States Securities and Exchange Commission (the “SEC”). The AIF includes TransGlobe’s reserves information on National Instrument 51-101 forms F1, F2 and F3, which was previously filed.

Copies of the filed documents may be obtained through TransGlobe’s Web site at www.trans-globe.com, through SEDAR at www.sedar.com or through the SEC’s Interactive Data Electronic Applications (IDEA) system at www.idea.sec.gov. To order printed copies of the filed documents free of charge, email TransGlobe at investor.relations@trans-globe.com.

TransGlobe is a Calgary-based oil and gas producer with proved reserves and production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe owns working interests in more than 6.8 million acres across their operating regions. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ under the symbol TGA.

For further information, please contact:

Anne-Marie Buchmuller
Manager, Investor Relations & Assistant Corporate Secretary

Tel: (403) 268-9868
Cell: (403) 472-0053
Web site: www.trans-globe.com
E-mail: investor.relations@trans-globe.com